Exhibit 99.1
MarketWise, Inc. Announces Successful Warrant Exchange Offer
BALTIMORE, MARYLAND, September 15, 2022 (GLOBE NEWSWIRE) -- MarketWise, Inc. (NASDAQ: MKTW) (“MarketWise” or the “Company”), a leading multi-brand digital subscription services platform providing premium financial research, software, education, and tools for self-directed investors, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of Class A common stock of the Company, par value $0.0001 per share (the “Class A common stock”), which warrants trade on The Nasdaq Global Market (the “Nasdaq”) under the symbol “MKTWW”(the “public warrants”), and (ii) private placement warrants to purchase shares of Class A common stock (the “private placement warrants” and, together with the public warrants, the “warrants”). The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on September 14, 2022.
The Company has been advised that 29,743,931 warrants (including 462,060 warrants tendered through guaranteed delivery), or approximately 96% of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before September 19, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of parties representing approximately 92% of the outstanding public warrants and approximately 99% of the outstanding private placement warrants to amend the warrant agreement that governs the warrants (such amendment, the “Warrant Amendment”), which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated September 15, 2022, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.17325 shares of Class A common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as September 30, 2022.

As a result of the completion of the Offer and the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the public warrants will be suspended from trading on the Nasdaq and will be delisted upon completion of the Post-Offer Exchange. The shares of Class A common stock will continue to be listed and trade on the Nasdaq under the symbol MKTW. Following completion of the Offer, there will be approximately 33,659,444 shares of Class A common stock outstanding (an increase of approximately 20% from prior to the closing of the Offer), and following completion of the Post-Offer Exchange there will be approximately 33,873,591 shares of Class A common stock outstanding (an increase of approximately 21% from prior to the closing of the Offer and the Post-Offer Exchange).

The Company engaged BofA Securities as the dealer manager for the Offer and Consent Solicitation, D.F. King & Co., Inc. as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the exchange agent for the Offer and Consent Solicitation.

No Offer or Solicitation
This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A common stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation were made only through, and pursuant to the terms and conditions set forth in, the Company’s Schedule TO, prospectus/offer to exchange, and related letter of transmittal, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO, prospectus/offer to exchange, and related letter of transmittal.

A registration statement on Form S-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) registering the Class A common stock issuable in the Offer and the Post-Offer Exchange was declared effective by the SEC on September 13, 2022.

About MarketWise
Founded with a mission to level the playing field for self-directed investors, today MarketWise is a leading multi-brand subscription services platform providing premium financial research, software, education, and tools for investors.
With more than 20 years of operating history, MarketWise is currently comprised of 11 primary customer facing brands, offering more than 180 products, and serving a community of approximately 16 million free and paid subscribers. MarketWise’s products are a trusted source for high-value financial research, education, actionable investment ideas, and investment software. MarketWise is a 100% digital, direct-to-customer company offering its research across a variety of platforms including mobile, desktops, and tablets. MarketWise has a proven, agile, and scalable platform and our vision is to become the leading financial solutions platform for self-directed investors.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected acceptance by the Company of all validly tendered warrants for exchange, the closing of the Offer and Consent Solicitation, and the consummation of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4/A, filed August 31, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.
MarketWise Investor Relations Contact
Jonathan Shanfield - MarketWise Investor Relations
Jamie Lillis - Solebury Trout
(800) 290-4113
ir@marketwise.com
MarketWise Media Contact
Email: media@marketwise.com
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